July 9, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Melco Crown Entertainment Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 18, 2013

File No. 1-33178

Dear Mr. Wiggins:

We refer to the Staff’s letter of June 27, 2013 relating to the annual report on Form 20-F of Melco Crown Entertainment Limited (the “Company”) for the fiscal year ended December 31, 2012 filed with the Commission on April 18, 2013.

In the letter, the Staff made the following comment:

We note the three bullet-pointed acknowledgements (i.e. Tandy language) provided at the end of your response letter dated June 25, 2013. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management’s behalf. Please provide the required written acknowledgements by a member of management.

The Company notes the Staff’s comment and hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Desmond Wong at +852-2598-3660 or Edmond Choi at +852-2598-3616 or me at +852-2598-3601 if you have any further questions.

Very truly yours,

/s/ Geoffrey Davis
Mr. Geoffrey Davis
Chief Financial Officer Melco Crown Entertainment Limited